SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/S/ SYLVIA EDWARDS
Sylvia Edwards
Assistant Group Secretary

Prudential plc

Form 20-F in respect of Annual Report for the year ended 31 December 2009

The Form 20-F was filed with the Securities and Exchange Commission (SEC) on 22 June 2010. It will also shortly be available on the Company’s website at http://www.prudential.co.uk/prudential-plc, and hard copies are available on request, free of charge, from Group Secretariat, Prudential plc +44 (0)20 7548 3826.

Two copies of Form 20-F have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Document Disclosure Team

UK Listing Authority

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel. no. +44 (0)20 7676 1000

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

Contact name for Enquiries

Anneka Kingan

020 7548 3807

Company official responsible for making notification

Sylvia Edwards

020 7548 3826